[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

February 28, 2014

Valerie Lithotomos Securities and Exchange Commission Office of Investment Management 100 F Street, NE Washington, DC 20549

RE:	Guggenheim Closed-End Funds Preliminary Proxy Statement

Dear Ms. Lithotomos:

Thank you for your telephonic comments received February 14, 2014 regarding the Preliminary Proxy Statement (the “Proxy Statement”) of the Guggenheim closed-end funds (the “Funds”) filed with the Securities and Exchange Commission (the “Commission”) on February 7, 2014 pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the General Rules and Regulations of the Commission promulgated thereunder (the “General Rules and Regulations”). On behalf of the Funds, we have summarized your comments to the best of our understanding, below which we have provided responses to those comments. Where changes were necessary in response to your comments, they are reflected in the Funds’ Definitive Proxy Statement, which will be filed pursuant to Section 14(a) and the General Rules and Regulations on or about the date hereof.

Comment 1	Please file forms of proxy cards for the Funds.

Response 1	Forms of proxy cards for the Funds will filed with the Funds’ Definitive Proxy Statement.

Comment 2	Include in the text of Proposal 1 the maximum number of trustees that would be permitted by the amendment.

Response 2	The Funds have revised Proposal 1 as requested.

Comment 3	Discuss the rationale, and any pros and cons, for increasing the size of the board.

Response 3
The governing documents of many registered investment companies allow the size of the board to be established, without limitation, by action of the trustees or directors of such fund from time to time. However, the Agreement Declaration of Trust of each Fund to which Proposal 1 applies provides that the trustees may establish the size of the board within a range of a minimum and maximum number of trustees. Implementing the board consolidation discussed in the Proxy Statement would cause certain Funds

Securities and Exchange Commission
February 28, 2014

to exceed the maximum number of trustees permitted by the Agreement and Declaration of Trust. Therefore, shareholder approval is being sought to amend the Agreement and Declaration of Trust to increase the maximum permitted size of the board. Although the board consolidation will increase the size of the board to nine (9) trustees, the amendment would permit a maximum board size of fifteen (15) trustees. This would provide the trustees flexibility to establish the size of the board at such number of trustees as they deem appropriate from time to time, based on factors such as the overall size and composition of the fund complex, without incurring the expense or delay of seeking shareholder approval for further changes in the maximum board size.

The Proxy Statement explains this rationale, stating that “Accordingly, it is proposed that the applicable provision of the Agreement and Declaration of Trust each Fund that provides for a maximum number of Trustees be amended to increase the maximum permissible number of trustees to fifteen (15) to allow for the election of the Trustee nominees, including the Consolidation Nominees, as necessary, and to avoid having to amend the Agreement and Declaration of Trust to appoint or elect additional trustees in the future.”

Comment 4	Discuss the expenses associated with an increase in the size of the board.

Response 4
As discussed above, while Proposal 1 would establish a maximum board size of fifteen (15) trustees, upon the election of the trustee nominees, the board size would increase only to nine (9). As disclosed in the proxy statement, this increase in the size of the board, together with the new compensation structure proposed to be implemented in connection with the board consolidation, “is not expected to increase a Fund’s expenses by more than one basis point of the Fund’s average net assets on an annual basis.”

Comment 5	With respect to “Other Directorships Held by Trustee During the Past Five Years”, disclose only those directorships that fall within the last five years.

Response 5	The Funds have reviewed the disclosure as requested and confirmed that only those directorships that fall within the last five years have been disclosed.

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The adequacy and accuracy of disclosure in the filing is the responsibility of the Funds. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments do not foreclose the Commission from taking any action with respect to the filing. The Funds acknowledge that comments of the staff of the Commission acting

Securities and Exchange Commission
February 28, 2014

pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments may not be asserted as a defense in any proceeding which may be brought by the Commission or any person under the United States federal securities laws with respect to this matter. The Funds acknowledge that comments of the staff of the Commission acting pursuant to delegated authority in reviewing the filing or changes to disclosure in response to such comments does not relieve a Fund from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any additional comments or concerns, please do not hesitate to contact me at (212) 735-3406 or Kevin Hardy at (312) 407-0641.

Sincerely,

                                                                                                /s/ Michael K. Hoffman
Michael K. Hoffman